UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                                MANCHESTER INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   56219P103
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                                 (CUSIP Number)

                                  Raymond Lyle
                            990 Battlefield Parkway
                         Fort Oglethorpe, Georgia 30742
                                 (423) 304-9741
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   10/4/2006
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            (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56219P103
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(1) Names and I.R.S. Identification Nos. (entities only) of reporting persons.
Raymond Lyle
000000000
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(2) Check the appropriate box if a member of a group (see instructions)

(a)|X|       (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions). OO
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(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d)
or 2(e). |_|

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(6) Citizenship or place of organization.

United States
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(7) Sole voting power: 3,093,750 (1)

(8) Shared voting power: 3,093,750 (1)

(9) Sole dispositive power: 3,093,750 (1)

(10) Shared dispositive power: 3,093,750 (1)
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(11) Aggregate amount beneficially owned by each reporting person.

6,187,500 (2)
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(12) Check if the aggregate amount in Row (11) excludes certain shares (see
instructions). |_|

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(13) Percent of class represented by amount in Row (11).

18.8% (2)(3)
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(14) Type of reporting person (see instructions).

IN
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(1) Raymond Lyle directly owns 3,093,750 shares of the common stock of the
Manchester Inc. (the "Company"). Raymond Lyle is the spouse of Victoria Lyle. Victoria Lyle also owns 3,093,750 shares of the common stock of the Company. Raymond Lyle is deemed to be the beneficial owner of the shares of his spouse Victoria Lyle. As such Raymond Lyle beneficially owns an aggregate of 6,187,500 shares of the common stock of the Company.

(2) Sum amount is the aggregate of all shares held collectively by Raymond Lyle and Victoria Lyle.

(3) Such percentage is based on the aggregate of all shares directly owned by Raymond Lyle and indirectly beneficially owned through Mr. Lyle's spouse, Victoria Lyle, and is calculated on the basis of 32,787,500 issued and outstanding shares of the Company's common stock on October 4, 2006 as reported on a Current Report on Form 8-K filed with the Commission on October 11, 2006.

(1) Names and I.R.S. Identification Nos. (entities only) of reporting persons. Victoria Lyle
000000000
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(2) Check the appropriate box if a member of a group (see instructions)

(a)|X|       (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions). OO
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). |_|

--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

United States
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(7) Sole voting power: 3,093,750 (1)

(8) Shared voting power: 3,093,750 (1)

(9) Sole dispositive power: 3,093,750 (1)

(10) Shared dispositive power: 3,093,750 (1)
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(11) Aggregate amount beneficially owned by each reporting person.

6,187,500 (2)
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions). |_|

--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

18.8% (2)(3)
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

IN
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(1) Victoria Lyle directly owns 3,093,750 shares of the common stock of the
Company. Victoria Lyle is the spouse of Raymond Lyle. Raymond Lyle also owns 3,093,750 shares of the common stock of the Company. Victoria Lyle is deemed to be the beneficial owner of the shares of her spouse Raymond Lyle. As such Victoria Lyle beneficially owns an aggregate of 6,187,500 shares of the common stock of the Company.

(2) Sum amount is the aggregate of all shares held collectively by Raymond Lyle and Victoria Lyle.

(3) Such percentage is based on the aggregate of all shares directly owned by Victoria Lyle and indirectly beneficially owned through Ms. Lyle's spouse, Raymond Lyle, and is calculated on the basis of 32,787,500 issued and outstanding shares of the Company's common stock on October 4, 2006 as reported on a Current Report on Form 8-K filed with the Commission on October 11, 2006.

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


Item 1. Security and Issuer.

Manchester Inc. (the "Company") is located at 100 Crescent Court, 7th Floor, Dallas, Texas 75201. This Schedule 13D relates to a transaction on October 4, 2006, in which the Company entered into two agreements for the acquisition of a Buy-Here/Pay-Here used car sales enterprise. The transaction consisted of the acquisition by the Company's subsidiary Nice Cars Operations AcquisitionCo, Inc. of Nice Cars, Inc., a Buy-Here/Pay-Here car sales company, and the acquisition by the Company's subsidiary Nice Cars Acceptance AcquisitionCo, Inc. of Nice Cars Capital Acceptance Corporation, an affiliate credit acceptance company. The Company intends to continue the business of Nice Cars, Inc. and Nice Cars Capital Acceptance Corporation through the Company's wholly owned subsidiaries, Nice Cars Operations AcquisitionCo, Inc. (now doing business as Nice Cars, Inc.) and Nice Cars Acceptance AcquisitionCo, Inc. (now doing business as Nice Cars Capital Acceptance Corporation). The Company's two subsidiaries will be managed by the acquired companies' former owners, Mr. Raymond Lyle and his spouse, Ms. Victoria E. Lyle.

On October 4, 2006, the Company paid an aggregate of $25 million and issued 6.25 million shares of the Company's common stock to acquire Nice Cars, Inc. and Nice Cars Capital Acceptance Corporation. These 6.25 million shares included the issuance of 3,093,750 shares to each of Victoria and Raymond Lyle.

Item 2. Identity and Background.

(a) The name of the Reporting Persons are (i) Raymond Lyle; and (ii) Victoria Lyle, each of whom are citizens of the United States. Each of Raymond and Victoria Lyle owns 3,093,750 shares of the Company's common stock. As they are spouses, they are each deemed to share beneficial ownership of an aggregate of 6,187,500 shares of the Company's common stock.

(b) Business Address:

Mr. Raymond Lyle:                   c/o Nice Cars, Inc.
                                    990 Battlefield Parkway
                                    Fort Oglethorpe, Georgia 30742

Ms. Victoria Lyle:                  c/o Nice Cars, Inc.
                                    990 Battlefield Parkway
                                    Fort Oglethorpe, Georgia 30742

(c) Principal Occupation:

Mr. Raymond Lyle is the President of each of Nice Cars, Inc. and Nice Cars Capital Acceptance Corporation.

Ms. Victoria Lyle is the Secretary of each of Nice Cars, Inc. and Nice Cars Capital Acceptance Corporation.

(d) None of the entities or individuals identified in Item 2(a) of this Statement have, during the five years prior to the date hereof, been convicted in a criminal proceedings (excluding traffic violations or similar minor violations).

(e) None of the entities or individuals identified in Item 2(a) of this Statement have, during the five years prior to the date hereof, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship/Jurisdiction of Organization:

Mr. Raymond Lyle:                   United States

Ms. Victoria Lyle:                  United States

Item 3. Source and Amount of Funds or Other Consideration.

The consideration given for the aggregate of 6,187,250 shares of the Company's common stock consisted of all of the issued and outstanding shares of the common stock of Nice Cars, Inc. and Nice Cars Capital Acceptance Corporation.

Item 4. Purpose of Transaction.

On October 4, 2006, the Company entered into two agreements for the acquisition of a Buy-Here/Pay-Here used car sales enterprise. The transaction consisted of the acquisition by the Company's subsidiary Nice Cars Operations AcquisitionCo, Inc. of Nice Cars, Inc., a Buy-Here/Pay-Here car sales company, and the acquisition by the Company's subsidiary Nice Cars Acceptance AcquisitionCo, Inc. of Nice Cars Capital Acceptance Corporation, an affiliate credit acceptance company. The Company intends to continue the business of Nice Cars, Inc. and Nice Cars Capital Acceptance Corporation through the Company's wholly owned subsidiaries, Nice Cars Operations AcquisitionCo, Inc. (now doing business as Nice Cars, Inc.) and Nice Cars Acceptance AcquisitionCo, Inc. (now doing business as Nice Cars Capital Acceptance Corporation). The Company's two subsidiaries will be managed by the acquired companies' former owners, Mr. Raymond Lyle and his spouse, Ms. Victoria E. Lyle.

In addition, on September 29, 2006, the Company executed a commitment letter dated September 28, 2006 with Palm Beach Multi-Strategy Fund L.P. (the "Lender") pursuant to which the Lender committed to provide up to $300 million in revolving warehouse financings for a roll up strategy to acquire captive subprime Buy-Here/Pay-Here auto receivables origination and collection businesses nationwide.

Except as otherwise set forth above, no Reporting Person has any present plan or proposal that relates to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.


(a) Name                  Shares Beneficially Owned          Percentage
Raymond Lyle              6,187,500 (1)                      18.8% (2)
Victoria Lyle             6,187,500 (1)                      18.8% (2)

(b) Name                  Shares
Raymond Lyle              6,187,500 (1)
Victoria Lyle             6,187,500 (1)

(1) Each of Raymond and Victoria Lyle owns 3,093,750 shares of the Company's common stock. As they are spouses, they are each deemed to share beneficial ownership of an aggregate of 6,187,500 shares of the Company's common stock.

(2) Such percentage is based on the aggregate of all shares held collectively by Raymond Lyle and Victoria Lyle and is calculated on the basis of 32,787,500 issued and outstanding shares of the Company's common stock as of October 4, 2006 as reported on a Current Report on Form 8-K filed with the Commission on October 11, 2006.

(c) This Schedule 13D relates to a transaction on October 4, 2006 in which the Company paid an aggregate of $25 million and issued 6.25 million shares of the Company's common stock, in addition to the assumption of certain obligations, to acquire Nice Cars, Inc. and Nice Cars Capital Acceptance Corporation from each of Raymond Lyle and Victoria Lyle.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Company and its subsidiaries have entered into the following agreements with Raymond and Victoria Lyle:

Mr. Raymond Lyle. One of the Company's subsidiaries, Nice Cars Operations AcquisitionCo, Inc., has entered into an employment agreement with Mr. Raymond Lyle to serve as President and CEO of both Nice Cars, Inc. and Nice Cars Capital Acceptance Corporation. This agreement's term is five years. Mr. Lyle will receive an annual salary of $272,792, a monthly bonus of 1.65% of the pre-tax income of Nice Cars, Inc. and various perquisites, including the use of an automobile and membership dues and costs associated with membership at a golf club. In the event of Mr. Lyle's dismissal without cause, he will receive a lump sum payment equal to his average monthly compensation for the past 24 months multiplied by the number of months remaining in his contract. This agreement also contains standard loyalty and confidentiality provisions, as well as non-solicitation provisions (which provisions will continue for twenty-four months after the termination of Mr. Lyle's employment).

Ms. Victoria E. Lyle. One of the Company's subsidiaries, Nice Cars Operations AcquisitionCo, Inc., has entered into an employment agreement with Ms. Victoria
E. Lyle to serve as Secretary of both Nice Cars, Inc. and Nice Cars Capital Acceptance Corporation. This agreement's term is five years. Ms. Lyle will receive an annual salary of $272,792, a monthly bonus of 1.65% of the pre-tax income of Nice Cars, Inc. and various perquisites, including the use of an automobile. In the event of Ms. Lyle's dismissal without cause, she will receive a lump sum payment equal to her average monthly compensation for the past 24 months multiplied by the number of months remaining in her contract. This agreement also contains standard loyalty and confidentiality provisions, as well as non-solicitation provisions (which provisions will continue for twenty-four months after the termination of Ms. Lyle's employment).

The Company and its subsidiaries have also entered into the following agreements with the children of Raymond and Victoria Lyle:

Mr. Robert Lyle. One of the Company's subsidiaries, Nice Cars Operations AcquisitionCo, Inc., has entered into an employment agreement with Mr. Robert Lyle to serve as General Manager of both Nice Cars, Inc. and Nice Cars Capital Acceptance Corporation. This agreement's term is five years. Mr. Lyle will receive an annual salary of $52,000 and a monthly bonus, to be calculated as follows: (i) 1.30% of Nice Cars, Inc.'s net pre-tax income and an additional monthly bonus based upon the Net Units Sold (as such term is defined in the agreement). In determining the Net Units Sold, Nice Cars, Inc. shall calculate the total units sold less any units that are written off. Mr. Lyle shall be entitled to a bonus equal to $40 per Net Unit Sold. He will also be entitled to various perquisites, including the use of an automobile. In the event of Mr. Lyle's dismissal without cause, he will receive a lump sum payment equal to his average monthly compensation for the past 24 months multiplied by the number of months remaining in his contract. This agreement also contains standard loyalty and confidentiality provisions, as well as non-solicitation provisions (which provisions will continue for twenty-four months after the termination of Mr. Lyle's employment).

Raymond A. Lyle, II. One of the Company's subsidiaries, Nice Cars Operations AcquisitionCo, Inc., has entered into an employment agreement with Mr. Raymond
A. Lyle, II to serve as Corporate Credit and Collections Manager of both Nice Cars, Inc. and Nice Cars Capital Corporation. This agreement's term is five years. Mr. Lyle will receive an annual salary of $104,000 and a monthly bonus, to be calculated as follows: 1.30% of Nice Cars' Net Pre-tax Income and an additional monthly bonus based upon Nice Cars Charge-Off Percentage (as defined in this agreement) of between zero and eight thousand dollars. In the event of Mr. Lyle's dismissal without cause, he will receive a lump sum payment equal to his average monthly compensation for the past 24 months multiplied by the number of months remaining in his contract. This agreement also contains standard loyalty and confidentiality provisions, as well as non-solicitation provisions (which provisions will continue for twenty-four months after the termination of Mr. Lyle's employment).

Ginger Bond. One of the Company's subsidiaries, Nice Cars Operations AcquisitionCo, Inc., has entered into an employment agreement with Ms. Ginger Bond to serve as HR Manager of both Nice Cars, Inc. and Nice Cars Capital Acceptance Corporation. This agreement's term is five years. Ms. Bond will receive an annual salary of $31,200, a monthly bonus of 1.3% of the pre-tax income of Nice Cars, Inc. and various perquisites, including the use of an automobile. In the event of Ms. Bond's dismissal without cause, she will receive a lump sum payment equal to her average monthly compensation for the past 24 months multiplied by the number of months remaining in her contract. This agreement also contains standard loyalty and confidentiality provisions, as well as non-solicitation provisions (which provisions will continue for twenty-four months after the termination of Ms. Bond's employment).

Item 7. Material to be Filed as Exhibits.

99.1 Share Purchase and Exchange Agreement, dated October 4, 2006, between Manchester Inc., Nice Cars, Inc., Nice Cars Operations AcquisitionCo, Inc. and the Shareholders of Nice Cars, Inc., incorporated by reference to Exhibit 10.29 to the Company's Report on Form 8-K filed with the Securities and Exchange Commission on October 11, 2006.*
99.2 Share Purchase and Exchange Agreement, dated October 4, 2006, between Manchester Inc., Nice Cars Capital Acceptance Corporation, Nice Cars Acceptance AcquisitionCo, Inc. and the Shareholders of Nice Cars Capital Acceptance Corporation, incorporated by reference to Exhibit 10.30 to the Company's Report on Form 8-K filed with the Securities and Exchange Commission on October 11, 2006.*
99.3 Employment Agreement, dated as of October 4, 2006, between Nice Cars Operations AcquisitionCo, Inc. and Raymond Lyle, incorporated by reference to Exhibit 10.38 to the Company's Report on Form 8-K filed with the Securities and Exchange Commission on October 11, 2006.
99.4 Employment Agreement, dated as of October 4, 2006, between Nice Cars Operations AcquisitionCo, Inc. and Victoria Lyle, incorporated by reference to Exhibit 10.39 to the Company's Report on Form 8-K filed with the Securities and Exchange Commission on October 11, 2006.
99.5 Employment Agreement, dated as of October 4, 2006, between Nice Cars Operations AcquisitionCo, Inc. and Raymond Lyle, II, incorporated by reference to Exhibit 10.40 to the Company's Report on Form 8-K filed with the Securities and Exchange Commission on October 11, 2006.
99.6 Employment Agreement, dated as of October 4, 2006, between Nice Cars Operations AcquisitionCo, Inc. and Robert Lyle, incorporated by reference to Exhibit 10.41 to the Company's Report on Form 8-K filed with the Securities and Exchange Commission on October 11, 2006.

99.7 Employment Agreement, dated as of October 4, 2006, between Nice Cars Operations AcquisitionCo, Inc. and Ginger Bond, incorporated by reference to Exhibit 10.42 to the Company's Report on Form 8-K filed with the Securities and Exchange Commission on October 11, 2006.

* Certain confidential information contained in the exhibits and schedules to such document has been omitted pursuant to a request for confidential treatment submitted to the U.S. Securities and Exchange Commission ("Commission") as of the date hereof. A complete copy of the exhibits and schedules to such material agreements has been submitted to the Commission.

                            [Signature Page Follows]

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2006

Raymond Lyle

/s/ Raymond Lyle
-------------------------------

Victoria Lyle

/s/ Victoria Lyle
-------------------------------


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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